UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18014

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pamrapo Savings Bank, S.L.A.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pamrapo Bancorp, Inc.

611 Avenue C

Bayonne, New Jersey 07002

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Trustees

Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules are the responsibility of the Plan’s management. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BEARD MILLER COMPANY LLP
Beard Miller Company LLP
Pine Brook, New Jersey
June 13, 2006

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2005	2004
Assets, at fair value

Pamrapo Bancorp, Inc. common stock	$5,376,914	$6,762,740
Asset Allocation Funds	791,141	814,484
Mutual Funds	573,945	623,578
Cash	27,660	25,144
Money Market Funds	13,320	69,121
Participant Loans Receivable	198,615	135,655

Total assets	6,981,595	8,430,722

Liabilities

Refundable contributions	9,979	7,987
Other liabilities	6,689	68,611

Total liabilities	16,668	76,598

Net assets available for plan benefits	$6,964,927	$8,354,124

The accompanying notes are an integral part of these financial statements.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,
	2005	2004
Investment income (loss)
Interest	$11,731	$10,569
Dividends	231,581	252,440
Net depreciation in fair value	(714,847)	(92,365)
Other income	—	581

Total investment (loss) income	(471,535)	171,225

Contributions
Participants	339,869	347,988
Employer	149,805	148,639

	489,674	496,627

Total additions	18,139	667,852

Benefits paid to participants	1,403,638	4,095,198
Administrative expense	3,698	1,292

Total deductions	1,407,336	4,096,490

Net decrease in assets available for plan benefits	(1,389,197)	(3,428,638)
Net assets available for plan benefits - Beginning of year	8,354,124	11,782,762

Net assets available for plan benefits - End of year	$6,964,927	$8,354,124

The accompanying notes are an integral part of these financial statements.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments are stated at fair value. Quoted market prices as of the last business day of December are used to value the Plan’s investment in common stock and mutual fund shares. The asset allocation fund shares are valued as of the last business day of December at the respective net asset values as reported by the underlying funds. The underlying funds of the Stable Value Fund are benefit-responsive investment contracts at contract value, which approximates fair value. The Plan’s investment in money market and cash accounts are stated at the contract amount which approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Benefit payments are recorded upon distribution and include applicable income tax withholdings.

2. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan, which was established July 1, 1985, and as amended May 1, 1999, August 27, 2003 and March 28, 2005, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan on the January 1 or July 1 following the attainment of age 21 and completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to contribute from 1% to 25% of their pretax compensation, as defined, up to limits prescribed by the Internal Revenue Service.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

2. DESCRIPTION OF THE PLAN (Cont’d.)

Contributions (Cont’d.)

The Pamrapo Savings Bank, S.L.A. (“Employer Company”) contributes $.50 for each $1.00 contributed by participating employees as a matching Employer Contribution, up to a maximum of 5% of the employees compensation as defined. Each participant’s account is credited with the participant’s contributions and an allocation of the Employer Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Employer Company may at its option contribute a discretionary amount to the Plan each year. Such contributions are allocated based on a “Compensation/Total Compensation” ratio and invested in the participants discretionary account.

On March 28, 2006 the Employer Company’s Compensation Committee reduced the matching Employer Contribution to $.25 for each $1.00 contributed by participating employees, effective July 1, 2006.

Allocation of Forfeitures

At December 31, 2005 and 2004, forfeited nonvested accounts total approximately $28,000 and $25,000, respectively. Forfeitures shall be treated as matching contributions and shall be applied to reduce the amount of subsequent matching contributions otherwise required to be made. Employer contributions were not reduced by the forfeited nonvested accounts in 2005 and 2004.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant, or designated beneficiary in event of death, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity. Participants with vested interests of $1,000 or less receive lump sum distributions.

Investment Options

Participants may direct that contributions be invested in any one, or combination, of the following investment options:

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

2. DESCRIPTION OF THE PLAN (Cont’d.)

Investment Options (Cont’d.)

A.	Core Equity Fund. This mutual fund portfolio offered by RSI Retirement Trust seeks capital appreciation and income and invests in a broadly diversified group of high quality, large capitalization companies exhibiting sustainable growth in earnings and dividends.

B.	Emerging Growth Equity Fund. This mutual fund portfolio offered by RSI Retirement Trust, seeks capital appreciation and income by investing primarily in stocks of smaller companies with higher-than-average earnings and dividend growth potential.

C.	Value Equity Fund. This mutual portfolio offered by RSI Retirement Trust, seeks capital appreciation and income and invests heavily in out-of-favor stocks of financially sound companies that are selling at unjustifiably low market valuations based on price/earnings ratios, price-to-book ratios, etc.

D.	Actively Managed Bond Fund. This mutual fund portfolio offered by RSI Retirement Trust, invests in high quality fixed-income securities and seeks both principal appreciation and income.

E.	International Equity Fund. This mutual fund portfolio offered by RSI Retirement Trust, seeks capital appreciation and income by investing in stocks of companies headquartered in foreign countries.

F.	Asset Allocation Funds. These funds, provided by the Plan Trustee, RS Group Trust Company, are commingled investment funds that are not registered as “Investment Companies” under the Investment Company Act of 1940. The funds are comprised of three allocation portfolios that invest solely in the various equity and income series of the RSI Retirement Trust and the Stable Value fund. The following is a brief description of each of these funds:

1.	Aggressive Asset Allocation Fund - Portfolio for the investor with an “aggressive” risk profile, the majority of assets invested in equity series and to a lesser extent in income series.

2.	Moderate Asset Allocation Fund - Portfolio for the investor with a “moderate” risk profile, invested in a more balanced asset mix of equity and income series.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

2. DESCRIPTION OF THE PLAN (Cont’d.)

Investment Options (Cont’d.)

3.	Conservative Asset Allocation Fund—Portfolio for the investor with a “conservative” risk profile, the majority of assets in income series and to a lesser extent in equity series.

4.	Stable Value Plus Fund – Assets are invested in the Trust Advisors Stable Plus Fund that seeks to protect principal from market volatility and achieve returns comparable to short-term bond funds by investing in high quality, interest stable instruments such as insurance company guaranteed investment contracts, bank investment contracts and synthetic stable value products with a relatively predictable annual return.

G.	Employer Stock – Funds are invested in common stock of Pamrapo Bancorp, Inc., both participant directed and nonparticipant directed accounts are included. Nonparticipant directed accounts are restricted from access by participants. Note 5 summarizes such account balances and activity.

Earnings

Any earnings or losses of the Plan are allocated to all participants on the basis of their “Prior Account Balances” and the contributions or withdrawals for the current period.

Vesting

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his or her Employee Contribution Account. Each participant attains a vested and nonforfeitable right in the Employer Company’s matching contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

3 RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Retirement System Group Inc., which is the parent company of RSGroup Trust Company, the trustee as defined by the Plan, and, therefore, these transactions qualify as related party investment transactions. The Plan also owns shares of the stock of Pamrapo Bancorp, Inc. (the “Holding Co.”). Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense. Fees for accounting and other administrative services are paid for by the Employer Company.

The Plan requires that Employer Company matching contributions are used to purchase common stock of the Holding Company (“the stock”), as well as, participants may also elect to invest in the stock. These transactions qualify as related party and party-in-interest transactions. Total purchases related to the stock at market value for 2005 and 2004 were approximately $545,000 and $621,000, respectively. Total sales related to the stock at market value for 2005 and 2004 were approximately $133,000 and $301,000, respectively. In addition, during 2005 and 2004 approximately 41,000 shares and 144,000 shares of the stock, at market values of approximately $1,009,000 and $3,650,000, respectively, were released in connection with the payment of benefits.

4. INVESTMENTS

Investments at fair value consist of the following: (Investments that comprise 5% or more of net assets are listed individually.)

	December 31,
	2005	2004
Pamrapo Bancorp common stock	$5,376,914	$6,762,740
RS Group Trust Company - Stable Value Plus Fund	*	431,324
All other mutual funds, asset allocation funds, money market funds and cash	1,406,066	1,101,003
Participant loans receivable	198,615	135,655

Total	$6,981,595	$8,430,722

*	Investment in the Stable Value Plus Fund are less than 5% of net assets at December 31, 2005.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

4. INVESTMENTS (Cont’d.)

During the years ended December 31, 2005 and 2004, the Plan’s investments, including investments bought, sold and held, appreciated (depreciated) in value as follows:

	2005	2004
Pamrapo Bancorp common stock	$(788,826)	$(185,621)
Asset Allocation Funds	38,336	43,820
Mutual Funds	35,643	49,436

	$(714,847)	$(92,365)

5. NONPARTICIPANT-DIRECTED INVESTMENTS

The following summarizes information about the net assets available for plan benefits and the significant components of the changes in net assets available for plan benefits relating to nonparticipant-directed investments held by the Plan:

	December 31,
	2005	2004
Net assets:

Pamrapo Bancorp, Inc. common stock	$2,919,854	$3,652,605
Cash	5,125	4,807

Total	$2,924,979	$3,657,412

	For the Years Ended December 31,
	2005	2004
Changes in net assets:

Employer contributions	$149,805	$148,639
Interest and dividends	124,750	123,164
Net (depreciation)	(490,929)	(70,574)
Forfeitures	(2,516)	(4,421)
Others transfers	—	(5,644)
Benefits paid to participants	(513,543)	(507,926)

Total	$(732,433)	$(316,762)

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

6. PARTICIPANT LOANS RECEIVABLE

In accordance with the Plan, loans are available to participants. The minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of: (i) $50,000, or (ii) one-half (1/2) of the aggregate of the: before-tax contribution account, vested portion of matching contribution account, vested portion of discretionary employer contribution account and rollover contribution account.

Interest rates charged on participant loans range between 5.00% and 10.00%. Participant loan balances, included in investments, at December 31, 2005 and 2004, totalled approximately $199,000 and $136,000, respectively.

7. REFUNDABLE CONTRIBUTIONS

Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy relevant nondiscrimination provisions of the Plan. The amount of excess contributions was approximately $9,979 and $7,987 for the years ended December 31, 2005 and 2004, respectively. These amounts are reflected as refundable contributions in the statements of net assets available for plan benefits.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their non-vested employer matching contributions.

9. INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter dated December 8, 2001, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRS”) and, therefore, is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

10. RISKS AND UNCERTAINTIES

The Plan holds investments in Pamrapo Bancorp, Inc. common stock, mutual fund and asset allocation fund shares whose values are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

EIN: 22-1180465

PN: 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF December 31, 2005

(a)	Identity of Issuer (b)	Description (c)	Cost (d)	Fair Value (e)
*	RSGroup Trust Company	Stable Value Plus Fund	N/A	$347,368
*	RSGroup Trust Company	Asset Allocation Model I (Conservative) Fund	N/A	1,995
*	RSGroup Trust Company	Asset Allocation Model II (Moderate) Fund	N/A	292,029
*	RSGroup Trust Company	Asset Allocation Model III (Aggressive) Fund	N/A	149,749
*	RSI Retirement Trust	Core Equity Fund	N/A	301,881
*	RSI Retirement Trust	Emerging Growth Equity Fund	N/A	21,650
*	RSI Retirement Trust	Value Equity Fund	N/A	200,398
*	RSI Retirement Trust	International Equity Fund	N/A	12,684
*	RSI Retirement Trust	Actively Managed Bond Fund	N/A	37,332
*	Pamrapo Bancorp Inc.	Common Stock (transfer restrictions)	$2,105,481	2,919,854
*	Pamrapo Bancorp Inc.	Common Stock	N/A	2,457,060
	Federated Funds	Federated Prime Value Obligations Fund	N/A	13,320
*	RSI Retirement Trust	Cash	$27,660	27,660
*	Participant loans	Interest rate range 5.00% to 10.00%, no loans
		due after June, 2012	—	198,615

	Total			$6,981,595

*	Party-in-interest
N/A	Historical cost has not been presented as investments are participant directed.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

EIN: 22-1180465

PN: 002

SCHEDULE OF REPORTABLE (5%) TRANSACTIONS

Year Ended December 31, 2005

Party Involved (a)	Asset (b)	Purchase Price (c)	Selling Price (d)	Cost (g)	Current Value on Transaction Date (h)	Gain (i)
Series of Transactions

*Pamrapo Bancorp, Inc.	Common Stock	$544,842	$1,141,842	$1,254,327	$1,686,684	$432,357

Single Transactions

* Pamrapo Bancorp, Inc.	Common Stock	$—	$647,165	$400,089	$647,165	$247,076

*	Party in interest

EXHIBIT INDEX

Exhibit 23: Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAMRAPO SAVINGS BANK, S.L.A.
401(k) SAVINGS PLAN

Date: July 14, 2006	By:	/s/ WILLIAM J. CAMPBELL
William J. Campbell
Trustee

Date: July 14, 2006	By:	/s/ KENNETH D. WALTER
Kenneth D. Walter
Trustee